

RHINO HIDE
BULLETPROOF WALL FILLER

Protecting People
Wherever They Gather





These are forward-looking projections that cannot be guaranteed

RHINO HIDE

BULLETPROOF WALL FILLER

What is Rhino Hide?

Rhino Hide is a two-part liquid that can be poured into small holes in any standard wall. It cures to make the wall bulletproof and protects against severe storms such as hurricanes and tornados.

- Allows students to shelter-in-place while police arrive
- Acts as an Insulator
- Improves resistance to fire
- Serves to dampen sound from adjacent rooms
- 1/5th the weight of concrete (allows 2nd floor installs)



RHINO HIDE
BULLETPROOF WALL FILLER

Competitors' shelters:

- Stand-alone

- Erected in the corner

- Some require the walls to be rebuilt



How are our Products Better?

- **Time to Shelter – Competitor: kids must be moved from desk to shelter. With Rhino Hide the room is the shelter**

- **Retrofittable – Competitor: require reconstruction. With Rhino Hide the existing walls don't need to be torn down**

- **Use of Space – Competitor: occupies part of the classroom. With Rhino Hide you don't even know it's there**

- **Cost – Rhino Hide protects far more people at less than half the cost per room because the whole room is protected!**



What is Rhino Hide Made of?

Rhino Hide is a proprietary blend of 2-part polyurethane and cost-reducing aggregate.

- **We offer 3 blends to meet various price points and strength needs**

- **Includes an additive to improve flame resistance**

- **"Part A" is red and "Part B" is yellow so when they are completely blended it makes Rhino Hide Orange**







EASY CLEAN MIX GUN



How is Rhino Hide Installed?

Rhino Hide is filled into special poly liners that are pre-inserted into the wall to protect internal components and eliminate internal wall stresses.

- **Do-it-Yourself:** We offer DIY kits

  - Can be mixed and poured by hand in small amounts

- **Industrial:** We offer metered mixing equipment

  - Includes dual computer-controlled servo pumps

  - Disposable mixing nozzles for easy cleaning

  - Operates on 120VAC (no air required)



How will the Business Operate?

Rhino Hide Inc. will perform development, testing, marketing, sales, and training in Sagle, Idaho.

300+ certified installers and distributors are being recruited to act as our extended customer service arm throughout the United States.

- Certified installers are being selected from companies with experience in fields such as insulation, concrete, and sheetrock

- This extends our sales reach and improves our growth trajectory

- Improves the quality of customer service

- Certified Installers must be licensed and bonded, reducing our liability



Where is Rhino Hide Manufactured?

For our initial certification needs and low quantity production Rhino Hide will be manufacturing in our custom small-scale mixing plant located in Sandpoint Idaho.

- Capable of manufacturing more than $60,000 worth of product per 8-hour shift

- Allows us to perfect and change the process as needed

- Just-in-Time manufacturing reduces our initial inventory costs

- Reduces our start-up cost - no large capital equipment purchases at start-up









These are forward-looking projections that cannot be guaranteed

RHINO HIDE
BULLETPROOF WALL FILLER

What are the revenue streams?

Installation Equipment

- Metered mixing pumps
- Tank heaters, stirrers, handling
- $2.4 Million in revenue – first year after sales start

Bulletproof Wall Filler

- 330-gallon, 55-gallon, 5-gallon
- 3 blends available
- $6.4 Million in revenue – in the first year after sales start

Consumables

- Mix nozzles/equipment parts
- Wall Liners
- $100,000 in revenue – first year after sales start





These are forward-looking projections that cannot be guaranteed

RHINO HIDE
BULLETPROOF WALL FILLER

How Do We Plan to Spend the Investments?

- **Secure the IP we have developed over the last year of Development**
- **Independently test our 3 product blends for UL certification**

Certification Phase
$80,000

- **Develop video training assets**
- **Tooling for DIY funnel and installation equipment parts**
- **Develop our website to include automated Certified Installer Portals**

Pre-Production Phase
$105,000

- **Build equipment inventory**
- **Build chemical inventory**
- **Begin the online and trade-show marketing for sales**

Inventory Phase
$65,000



RHINO HIDE
BULLETPROOF WALL FILLER

Who's on the Team?











Jason Giddings

Engineer
Development
Founder/CEO

David Rogers

Multiple Project History
Business Development
Marketing

Alan Pagni

Polyurethane Chemist
Product Research
Chemical Manufacturing

Doug Marks

Legal Counsel
Start-Up Docs
Agreements

John Overby

Broad Expertise
Ignite Incubator
Coach



RHINO HIDE
BULLETPROOF WALL FILLER

How Big is the Market?

At an average cost of $15,000 to secure a classroom with Rhino Hide, we can estimate that the total available market size is $39 billion, in the US alone.

The Federal budget for school safety and improvements is $8.7 Billion. Federal money only accounts for 10% of the overall funding while State and Local make up the other 90%, making the overall budget for Safety and improvements $87 Billion. **That's $620,000 per school per year!**

Other Markets Include:

- **DIY Shelters**
- **Rapid-Deploy Barriers**
- **Community Storm Shelters**
- **Theaters**
- **Police Buildings and Vehicles**
- **Government Buildings**

Federal Education Budget Allocations



$14 Billion

$16.3 Billion

$11.3 Billion

$8.7 Billion

$6.4 Billion

$14.2 Billion

Safety and Improvements | **Head Start Programs** | **Other/Misc Funding**
Title 1 Funding | **Special Education** | **School Lunch Programs**

All data from The National Center for Education (NCES)



These are forward-looking projections that cannot be guaranteed

RHINO HIDE
BULLETPROOF WALL FILLER

What could it Mean for North Idaho?

Within 5 years we expect to have at least 300 active Certified Installers across the US

1 Average-Sized Installation per installer – per Year:

- **$75M in sales revenue to Rhino Hide Inc.**
- **Would create an estimated 300 jobs (150 in the Sandpoint area)**

4 Average-Sized Installations per Year:

- **$300M in sales revenue to Rhino Hide Inc.**
- **Would create an estimated 800 jobs (400 in the Sandpoint area)**



Traction

Over $450,000 of investment raised

- StartEngine Title III Regulation Crowdfunded

- 961 Investors, 5 advisors, 4 Board Members

0ver $7.5M+ in Sales Requests

- 205 companies signed up to be certified installers

- Letter of Intent to Purchase: Rhino Hide will be used in the construction of over 2000 mobile shelters being deployed by the Southern Border-Patrol.

- Sales Request and Test: Fortune 500 company in St. Louis will use Rhino Hide to protect employees



RHINO HIDE
BULLETPROOF WALL FILLER

School safety is an immense and rising market with tremendous potential, but more importantly, we can make a meaningful contribution to end the widespread school shooting problem now.

Together our team has the experience and the drive to develop the products and build the business. We can employ our skills to make considerable positive change.





BULLETPROOF WALL FILLER

Investor Inquiries:

Jason Giddings

Rhino Hide Inc.

Jason@rhino-hide.com

www.rhino-hide.com

273 Birch Banks

Sagle, Idaho 83860